EXHIBIT 99.1

CorpBanca Announces Second Quarter 2010 Financial

Results and Conference Call on Monday, August 30th, 2010

Santiago, Chile, August 27, 2010 CORPBANCA (NYSE: BCA), a Chilean financial institution offering a wide variety of corporate and retail financial products and services, today announced its financial results for the second quarter ended June 30, 2010. This report is based on unaudited consolidated financial statements and prepared in accordance with Chilean generally accepted accounting principles. Solely for the convenience of the reader, U.S. dollar amounts in this report have been translated from Chilean nominal pesos at our June 31, 2010 exchange rate of Ch$547.10 per U.S. dollar.

Financial Highlights

Net income for the second quarter 2010 reached Ch$30 billion, an increase of 14% when compared to the prior quarter and 63% when compared to 2Q 2009.

Total Loans (excluding interbank and contingent loans) reached Ch$5,332 billion as of Jun, 2010, leaving CorpBanca with a market share of 7.42%, 13 bps higher than last quarter.

The improvement in the risk index* allowed CorpBanca to
not increase its provision for loan losses despite the increase in total loans.

Total operating expenses increased 18% when compared to the prior quarter due to an increase in administrative and other expenses.

Mario Chamorro, CEO

“We are proud to say that the second quarter of 2010 has been one of the best quarters in the past years for Corpbanca, with earnings of Ch$30 billion. We reached a return on equity of 23.8%, one of the highest rates of the industry. We also increased our total loans, ending June 2010 with a market share 7.42%; the highest market share in our history. These results come from designing and implementing strategies that we consider consistent with future growth and earnings, so we expect to continue with positive results for the following periods, as we have done so far”.

*	Risk Index: Provision for loan losses/Total loans

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Management’s Discussion and Analysis

I) Financial Performance Review

Net income for the second quarter of 2010 was Ch$29.8 billion, as compared to Ch$26 billion for the first quarter of 2010. Total operating revenues reached Ch$87 billion, a 13.5% increase as compared to last quarter, while provisions for loan losses remained almost the same as last quarter.

Our condensed income statement for the three-month periods ending March 31 and June 30, 2010 expressed in millions of Chilean nominal pesos is as follows:

	For three-month period ended
	Mar-10	Jun-10	Change
Net interest revenue	53,884	61,609	7,725
Fees and income from services, net	15,121	14,112	(1,009)
Treasury business	6,363	10,906	4,543
Other revenue	1,547	644	(903)
Total operating revenue	76,915	87,271	10,356
Provision for loan losses	(15,341)	(15,592)	(251)
Operating expenses	(30,573)	(35,942)	(5,369)
Income attributable to investments in other companies	23	261	238
Net Income before taxes	31,024	35,999	4,975
Income taxes	(5,008)	(6,224)	(1,216)
Net Income	26,016	29,775	3,759

Net interest revenues

Net interest revenues increased by Ch$7.7 billion or 14% as compared to the prior quarter. This is mainly a result of a higher increase in the UF (an inflation indexed unit of accounts) during the second quarter of 2010 of 1%, compared with an increase in the first quarter of 2010 of 0.27%. This highest interest revenue is explained by benefits from a long position in UF-denominated assets funded with peso-denominated liabilities. Other important issues that explain these results are the increase in 5% of total loans and an improved funding mix with lower funding cost related to the increase in non-interest bearing demand deposits as a percentage of our total liabilities that increased from 7.3% in March to 8.6% in June. This was offset by an increase of 100 bps in the Central Bank interest rate during the second quarter.

Our return on equity (ROE) for the first half of the year 2010 was 23.8%. This has been our highest ROE in the past years. The ROE of 2010 is as follows:

	Jan	Feb	Mar	Apr	May	Jun
Net Income (in millions of Chilean pesos)	7,447	15,995	26,016	35,648	45,256	56,310
ROE	19.0%	20.3%	21.8%	22.6%	22.9%	23.8%

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Fees and income from services

Net fees and income from services for the second quarter of 2010 totalled Ch$14.1 billion, a Ch$1 billion decrease compared to the prior quarter. The following table is a summary of our fees and income from services for the three-month periods ended March 31 and June 30, 2010 expressed in millions of Chilean pesos:

	For three-month period ended
	Mar - 10	Jun - 10	Change
Bank(*)	7,957	7,035	(922)
Mutual Fund Management and Securities Brokerage Services	2,964	2,707	(257)
Insurance Brokerage	1,737	2,335	599
Financial Advisory Services	2,104	1,687	(417)
Legal Advisory Services	359	349	(10)
Total	15,120	14,113	(1,007)

(*)	includes consolidation adjustments

The decrease of Ch$0.9 billion in fee revenues from banking operations during the second quarter of 2010 was concentrated in the corporate segment, mainly because a decrease in up-front fees. Our retail segment increased its total fees in 10%, mainly explain by credit cards, ATM and consumer loans.

Insurance brokerage fees increased by 34% during the quarter. Our products and strategies helped the bank to capture the higher demand of insurances, which is explained by the recent earthquake and better economic outlook.

Our financial advisory services fees decreased by Ch$417 million during the second quarter of 2010 due the conclusion of large operations, some of them over USD$ 200 million, during the last quarter. Besides this decrease, our strategy of focusing on clients in a global way through our wholesale structure and analyzing the potential industries where our Financial Advisory Service team could add value continues in the same path. This explains why the fees from financial services are 6 times bigger than the same period a year ago.

Our legal advisory services area was created in January 2007 and its principal purpose is to provide legal advisory services related to our businesses. Legal advisory fees almost remained the same during the second quarter of 2010 as compared to the previous quarter.

Trading and investment income – Net Foreign exchange gains and losses

Trading and investment income primarily includes the results from our trading portfolio financial assets (interest, marked-to-market adjustments, gains and losses from sales), gains and losses from our derivative trading portfolio, and gains and losses from financial investments available-for-sale.

Net foreign exchange gains and losses include both the results of foreign exchange transactions as well as the recognition of the effect of exchange rate fluctuations on assets and liabilities stated in foreign currencies and loans and deposits in Chilean pesos indexed to foreign currencies.

Derivatives and financial securities that may provide effective economic hedges for managing risk positions are treated and reported as trading.

The following table is a summary of our trading and investment income and net foreign exchange gains and losses for the three-month periods ending March 31 and June 30, 2010, expressed in million of Chilean pesos:

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	For three-month period ended
	Mar - 10	Jun - 10	Change
Trading and investment income:
Trading securities	3,849	190	(3,659)
Derivatives held-for-trading	5,606	18,091	12,485
Available-for-sale investments and other	1,854	(3,322)	(5,176)
Total trading and investment income	11,309	14,959	3,650

Net foreign exchange transactions	(4,947)	(4,053)	893

Net gains (losses) from treasury business	6,363	10,906	4,543

Total income from our treasury business during the second quarter of 2010 increased by Ch$4.5 billion as compared to the prior quarter. This increase is explained by higher income from our trading instruments, which was partially offset by a decrease in our trading instruments and available for sale investments. The negative number in net foreign exchange transactions is mainly as a result of the change in the Chilean/USD exchange rate from Ch$523.86 to Ch$547.40. It is important to mention that CorpBanca covers through derivatives all its positions in foreign currency to avoid any currency risk, so the negative number of foreign exchange transactions if offset by a positive number explained by derivatives.

However, the previous chart does not reflect the entire result of our trading investments, which impacts other parts of the financial statements. For example our income from interest of the portfolio of available for sale investments doesn’t appear in the chart.

Provision for loan losses

The following table provides information relating to the composition of our provisions for loan losses for the three-month periods ending March 31 and June 30, 2010, expressed in million of Chilean nominal pesos:

	For three-month period ended
	Mar - 10	Jun - 10	Change
Commercial, net	(4,997)	(7,598)	(2,601)
Mortgage, net	(1,233)	(657)	577
Consumer, net	(8,650)	(6,720)	1,930
Net charge to income	(14,888)	(14,980)	(92)

Our provision for loan losses during the second quarter of 2010 was Ch$15 billion, almost the same when compared to the prior quarter.

The increase in provision for loan losses in commercial loans and the decrease in consumer loans is explained as a consequence of the increase/decrease of our loan portfolio structure during the second quarter. The improvement in asset quality explains why total provision for loan losses remained the same besides the increase in total loans. Also, but in a lesser extent, the increase in the exchange rate also explains the increase in the commercial loans.

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Operating expenses

The following table provides comparative information relating to our operating expenses for the three-month periods ending March 31 and June 30, 2010, expressed in million Chilean nominal pesos:

	For three-month period ended
	Mar - 10	Jun - 10	Change
Personnel salaries expenses	16,601	17,454	853
Administrative and other expenses	10,374	12,709	2,335
Depreciation, amortization and impairment	1,735	1,721	(14)
Other operating expenses	1,863	4,058	2,195
Total operating expenses	30,573	35,942	5,369

Total operating expenses increased by 18% during the second quarter when compared to the last quarter. Personnel salaries expenses increased by Ch$853 million. This is explained by an increase in our number of employees of 4.5% during the second quarter and an increase in compensation payments. This was offset by a decrease in bonuses paid during this quarter.

Administrative and other expenses also increased by Ch$2.3 billion, mainly as a result of an increase in advertisement.

The increase of other operating expenses is because of an increase in additional provisions for loan losses.

As part of our strategy, we continue to maintain our efficiency leadership through our cost control culture. Our consolidated efficiency ratio (operating expenses / operating revenues) for the second quarter of 2010 was 36.8%, the same as previous quarter.

II) Assets and liabilities

Loan portfolio

Our total loan portfolio (excluding loans and receivables to banks) totalled Ch$5,322 billion as of June 30, 2010, representing an increase of 5% when compared to the prior quarter.

The following table provides comparative information related to our loan portfolio for March 31 and June 30, 2010, expressed in millions of Chilean nominal pesos:

	Mar-10	Jun - 10	Change
Wholesale	3,822,183	4.056.251	234.068
Commercial	3,240,901	3,429,845	188,944
Foreign trade	234,967	281,004	46,037
Leasing and factoring	346,315	345,402	(913)
Retail	1,230,947	1,266,636	35,689
Consumer	414,081	406,599	(7,482)
Mortgage loans	816,866	860,037	43,171
Total loans	5,053,130	5,322,887	269,757

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Over a quarter-on-quarter basis our wholesale portfolio increased by 6%. This increase is primarily a result of commercial operations, which increased Ch$189 billion.

Our market share increased 13 bps during the quarter, from 7.29% in March to 7.42% in June. For corporate and commercial loans, our market share at the end of June 2010 was 9.15%, 20 bps higher than our market share at the end of March 2010.

This quarter’s increase in retail loans was due to mortgages loans that increased 5%, besides the consumer loan decrease of Ch$7 billion. The decrease in consumer loans is related to Banco Condell, our low income retail bank, and is consistent with our strategy of increasing our profits in a reduced controlled portfolio. This strategy is the reason why we experienced an increase in profits despite a decrease in consumer loans. Net income before taxes of Banco Condell during the second quarter was 44% higher than the first quarter.

Our market share in consumer loans decreased from 4.72% in March 2010 to 4.54% in June 2010, as we explained before, this is explained by Banco Condell. On the other hand our market share in mortgage loans increased 9bps during the quarter, ending the second quarter of 2010 at 4.67%.

Securities Portfolio

Our financial investments totalled Ch$975 billion as of June 30, 2010, almost the same amount as last quarter.

The following table provides comparative summary of our investment portfolio for the periods ended March 31 and June 30, 2010, expressed in millions of Chilean nominal pesos:

	Mar - 10	Jun - 10	Change
Trading portfolio financial assets	91,153	111.714	20.561
Financial investments available-for-sale	880,956	863.443	(17.513)
Financial investments held-to-maturity	—	—	—
Total financial investments	972,109	975.157	3.048

Our investment portfolio consists of trading and available-for-sale securities. Trading instruments correspond to financial instruments acquired to generate gains from short-term price fluctuations, brokerage margins, or that are included in a portfolio with a pattern of gaining profit in the short-term. Trading instruments are stated at fair value.

Investment instruments are classified in two categories: held-to-maturity investments and instruments available-for-sale. Held-to-maturity investments include only those instruments which the Bank has the capacity and intent to hold until maturity. We currently do not have held-to-maturity investment. All other investment instruments are considered available-for-sale. Investment instruments are initially recognized at cost, which includes transaction costs. Instruments available-for-sale at each subsequent period-end are valued at their fair value according to market prices or based on valuation models. Unrealized gains or losses arising from changes in the fair value are charged or credited to equity accounts.

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Funding strategy

The International and Treasury Division is responsible for providing liquidity, determining the funding gaps, managing the investment portfolio and foreign currency positions.

The following table summarizes our funding structure as of March 31 and June 30, 2010, in million Chilean nominal pesos:

	Mar-10	Jun - 10	Change
Checking accounts	327,037	368.363	41.326
Other non-interest bearing deposits	147,651	199.431	51.780
Time deposits and savings accounts	3,590,544	3.609.853	19.309
Repurchase agreements	736,041	622.908	(113.133)
Mortgages bonds	261,231	251.278	(9.953)
Banking bonds	415,909	449.822	33.913
Subordinated bonds	252,213	254.320	2.107
Domestic borrowings	43,401	30.889	(12.512)
Foreign borrowings	352,548	385.401	32.853

Our current funding strategy is to continue to utilize all sources of funding in accordance with their costs, their availability and our general asset and liability management strategy. During the fourth quarter of 2009 we increased our amount of subordinated bonds. During the second quarter of 2010 our funding strategy was mainly driven by increasing our checking accounts and other non-interest bearing deposits, decreasing our funding cost. The increase in these two items relies on our strategy focused on in increasing our non interest bearing funding through cash management services in order to straighten our economic capital position and higher income client’s checking accounts in the retail world.

Shareholders’ Equity

We are the 4th largest private bank in Chile, based on our shareholders’ equity of Ch$ 501 billion and our loans of Ch$ 5,322 billion as of June 30, 2010. We have 226,909,291 thousand shares outstanding and a market capitalization of Ch$1,203 billion (based on a share price of Ch$5.3 pesos per share) as of June 30, 2010.

III) Other Related Information

Senior Unsecured Term Loan Facility

In July 2010, CorpBanca entered into a Senior Unsecured Term Loan Facility that amounted USD$ 167 million. This loan has an ending date of two years and it was coordinated by BNP Paribas. Citibank, Commerzbank , Standard Chartered and Wells Fargo participated among others. This transaction has re-opened this market to Chilean banking institutions.

Ratings

In June 2010, Feller-Rate published CorpBanca’s local rating, increasing its classification from AA- to AA. On the other hand, Fitch-Ratings improved CorpBanca’s outlook from negative to stable.

If you are interested in more information you may find the final reports in our web page.

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CorpBanca’s Conference Call on Second quarter 2010 Results on Monday, August 30th, 2010

You are invited to participate in CorpBanca’s (NYSE: BCA, Santiago: CORPBANCA) conference call to discuss the Second quarter 2010 Results and respond to investor questions.

Time:	11:00 am (Santiago, Chile)
11:00 am EDT (US)
16:00 pm (UK)

Call Numbers:	U.S.A. participants please dial 1866 819 7111
Outside the US please dial +44 1452 542 301
UK participants please dial 0800 953 0329

Chairperson:      Mr. Eugenio Gigogne, Chief Financial Officer

You should dial in 10 minutes prior to the commencement of the call.

For your convenience, a 24 hour instant replay facility will be available, following the completion of the conference call, until Monday, September 6th, 2010.

Slides and audio webcast:

There will also be a live -and then archived- webcast of the conference call with PowerPoint slides through the internet accessible through the website of Capital Link at www.capitallink.com. Please click on the button “SECOND QUARTER 2010 FINANCIAL RESULTS WEBCAST”. The webcast will also be available on the company’s website at www.corpbanca.cl. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

To listen to the replay, please call:

Instant Replay Number U.S.A.: 1866 247 4222 Access Code: 2339939#
Instant Replay Number OTHER: +44 1452 550 000 Access Code: 2339939#
Instant Replay Number U.K.: 0800 953 1533 Access Code: 2339939#

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Consolidated Statements of Income (unaudited)

	For the three months ended
(Expressed in millions of Chilean pesos)	Mar-10	Jun-10
OPERATING INCOME
Interest revenue	83,368	102,874
Interest expense	(29,484)	(41,265)
Net interest revenue	53,884	61,609
Fees and income from services, net	15,121	14,112
Trading and investment income, net	11,310	14,959
Foreign exchange gains (losses), net	(4,947)	(4,053)
Other operating revenue	1,547	644
Operating revenues	76,915	87,271

Provisions for loan losses	(15,341)	(15,592)

Net operating revenues	61,574	71,679
Personnel salaries and expenses	(16,601)	(17,454)
Administration expenses	(10,374)	(12,709)
Depreciation, amortization and impairment	(1,735)	(1,721)
Other operating expenses	(1,863)	(4,058)

Net operating income	31,001	35,737

Income attributable to investments in other companies	23	261
Net loss from price-level restatement	0	—

Income before income taxes	31,024	35,998
Income taxes	(5,008)	(6,224)
Income for the period	26,016	29,774

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Consolidated Balance Sheets (unaudited)

(Expressed in millions of Chilean pesos)	Mar-10	Jun-10
Assets
Cash and due from banks	149,179	166,772
Items in course of collection	171,188	213,171
Trading portfolio financial assets	91,153	111,714
Financial investments available-for-sale	880,956	863,443
Financial investments held-to-maturity	—	—
Investments purchased under agreements to resell	107,277	38,286
Derivative financial instruments	129,014	160,856
Loans and receivables to banks	289,559	126,266
Loans and receivables to customers	5,053,129	5,322,886
Allowance for loan losses	(97,400)	(99,582)

Loans and receivables to customers, net	4,955,729	5,223,304
Investments in other companies	3,583	3,583
Intangibles	12,858	12,149
Premises and equipment, net	54,898	53,812
Income tax provision—current	—	458
Deferred income taxes	17,760	18,835
Other assets	87,415	93,285
Total Assets	6,950,569	7,085,934

Liabilities:
Deposits and other sight liabilities	474,688	567,794
Items in course of collection	144,101	191,769
Securities sold under agreements to resell	736,041	622,908
Deposits and other term liabilities	3,590,544	3,609,853
Derivative financial instruments	112,971	120,298
Borrowings from financial institutions	368,163	390,434
Debt instruments	929,353	955,420
Other financial obligations	27,786	25,856
Income tax provision—current	9,898	8,785
Deferred income taxes	16,087	16,309
Provisions	35,118	54,330
Other liabilities	16,008	21,131
Total Liabilities
Shareholders’ equity:	6,460,758	6,584,887
Capital
Reserves	342,371	342,379
Valuation gains (losses)	14,865	14,868
Retained earnings:	1,123	(3,220)
Retained earnings from prior years	116,445	116,445
Profit for the period	26,016	56,310
Less: Accrual for mandatory dividends	(13,008)	(28,155)
Minority Interest	1,999	2,420
Total Shareholders’ Equity	489.811	501,047
Total equity and liabilities	6.950.569	7,085,934

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Selected Performance Ratios (unaudited)

	As of or for the three month period ended
	Mar-10	Jun-10
Solvency indicators

Basle index(5)	13.28%	12,68%
Shareholders’ equity / total assets	7.02%	7,07%
Shareholders’ equity / total liabilities	7.55%	7,61%

Credit quality ratios
Risk index (Allowances / total loans )	1.93%	1,87%
Provisions for loan losses / Total loans(1)	1.21%	1,17%
Provisions for loan losses / Total assets(1)	0.88%	0,88%
Provisions for loan losses / Gross operating income	19.9%	17,9%
Provisions for loan losses / Net income	59.0%	52,4%

Profitability ratios
Net interest revenue / Interest-earning assets(1)(2)	3.40%	3,88%
Gross operating income / Total assets(1)	4.43%	4,93%
Gross operating income / Interest-earning assets(1)(2)	4.86%	5,50%
ROA (before taxes), over total assets(1)	1.79%	2,03%
ROA (before taxes), over interest-earning assets(1)(2)	1.96%	2,27%
ROE (before taxes)(1)	25.4%	28,7%
ROA, over total assets(1)	1.50%	1,68%
ROA, over interest-earning assets(1)(2)	1.64%	1,88%
ROE(1)	21,92%	25,18%

Efficiency ratios
Operating expenses / Total assets(1)	1.76%	2,03%
Operating expenses/ Total loans(1)	2.42%	2,70%
Operating expenses / Operating revenues	39.7%	36,5%

Earnings
Diluted Earnings per share before taxes (Chilean pesos per share)	0.1367	0,1586
Diluted Earnings per ADR before taxes (U.S. dollars per ADR)	1.3052	1,4499
Diluted Earnings per share (Chilean pesos per share)	0.1147	0,1312
Diluted Earnings per ADR (U.S. dollars per ADR)	1.0945	1,1992

Total Shares Outstanding (Thousands)(4)	226,906,772.0	226.909.290,6
Peso exchange rate for US$1	523.86	547,10

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CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements, Forward-looking information is often, but not always, identified by the use of words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “forecast”, “target”, “project”, “may”, “will”, “should”, “could”, “estimate”, “predict” or similar words suggesting future outcomes or language suggesting an outlook. Forward-looking statements and information are based on current beliefs as well as assumptions made by and information currently available to Corpbanca concerning anticipated financial performance, business prospects, strategies and regulatory developments. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in such forward-looking statements. Furthermore, the forward-looking statements contained in this press release are made as of the date of this press release and Corp Banca does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

CONTACTS:

Eugenio Gigogne

CFO, Corpbanca

Santiago, Chile

Phone: (562) 660-2559

investorrelations@corpbanca.cl

John Paul Fischer

Investor Relations, CorpBanca

Santiago, Chile

Phone: (562) 660-2141

john.fischer@corpbanca.cl

Nicolas Bornozis

President, Capital Link

New York, USA

Phone: (212) 661-7566

nbornozis@capitallink.com